UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sunterra Corp
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

86787D 20 8
---------------------------------------------------
(CUSIP Number)

November 14, 2003
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[     ] Rule 13d-1(b)
	[ X ] Rule 13d-1(c)
	[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital Management, LLC
	04-3300754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3 SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		908,195
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		908,195
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
908,195

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
5.01%

12	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 3 OF 7 PAGES

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	October G.P., LLC
	04-3504881

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		75,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		75,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
75,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
0.4%

12	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 4 OF 7 PAGES

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	The October Fund, Limited Partnership
	04-3504882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		75,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		75,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
75,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
0.4%

12	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 5 OF 7 PAGES

Item 1(a)	Name of Issuer:  Sunterra Corp (the "Company")

Item 1(b)	Address of the Issuer's Principal Executive Offices:
3865 W Cheyenne Avenue, Building No. 5, North Las
Vegas, NV 89032

Item 2(a)	Names of Persons Filing:
DDJ Capital Management, LLC ("DDJ"), October G.P.,
LLC ("October GP"), and The October Fund, Limited
Partnership ("October Fund"). Attached as Exhibit A is an agreement between the persons (as specified above) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)	Address or Principal Business Office or, if None,
Residence:
141 Linden Street, Suite 4, Wellesley, Massachusetts
02482-7910.

Item 2(c)	Citizenship:
DDJ is a Massachusetts limited liability company; October
GP is a Delaware limited liability company; and October
Fund is a Massachusetts limited partnership.

Item 2(d)	Title of Class of Securities:
	Common Stock (the "Shares")

Item 2(e)	CUSIP Number:
		86787D 20 8

Item 3	Not Applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of November 14, 2003, October GP, as general partner to October Fund, may be deemed the beneficial owner of 75,000 Shares held by October Fund. DDJ, as investment manager for October Fund, investment manager of October
GP, and investment manager for an account that

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 6 OF 7 PAGES

Item 4(a) (continued)
DDJ manages on behalf of an institutional investor (the
"Account"), may be deemed the beneficial owner of 908,195 Shares, including the 75,000 Shares held by October Fund and 92,022 Shares that would be obtained upon the exercise of certain warrants that are held by the Account. This aggregate amount of 908,105 Shares represents approximately 5.01% of the outstanding Shares of the Company.

Item 4(b)	Percent of Class:	See attached cover sheets.

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to
		direct the vote:	See attached cover sheets.
	(ii)	Shared power to vote or
		to direct the vote:	-0-
 (iii)	Sole power to dispose or to direct the
 disposition of:	See attached cover sheets.
	(iv)	Shared power to dispose or
		to direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class:
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
  [    ].

Item 6	Ownership of More than Five Percent on Behalf of Another
Person.
See Item 4.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	See Item 4 above.

SCHEDULE 13G
CUSIP NO. 86787D 20 8	PAGE 7 OF 7 PAGES

Item 9	Notice of Dissolution.
	Not applicable.

Item 10	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
================

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2003	DDJ Capital Management, LLC

	By: /s/ Wendy Schnipper Clayton
	---------------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*

October G.P., LLC	The October Fund, Limited
By: DDJ Capital Management,	Partnership
LLC, Manager	By: October G.P., LLC, its
	General Partner
	By: DDJ Capital Management, LLC,
	Manager

By:/s/ Wendy Schnipper Clayton	By:/s/ Wendy Schnipper Clayton
---------------------------------------------	------------------------------
Wendy Schnipper Clayton	Wendy Schnipper Clayton
Attorney-in-Fact*	Attorney-in-Fact*

*See Limited Power of Attorney filed with Trikon Technologies, Inc.
Schedule 13G dated March 3, 2000.

SCHEDULE 13G
CUSIP NO. 86787D 20 8
EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange
Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sunterra Corp and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 24th day of November, 2003.

DDJ Capital Management, LLC

By: /s/ Wendy Schnipper Clayton
---------------------------------------------
Wendy Schnipper Clayton
Attorney-in-Fact*


October G.P., LLC
By: DDJ Capital Management, LLC, Manager

By: /s/ Wendy Schnipper Clayton
---------------------------------------------
Wendy Schnipper Clayton
Attorney-in-Fact*


By: October G.P., LLC, its General Partner
By: DDJ Capital Management, LLC, Manager

By:/s/ Wendy Schnipper Clayton
---------------------------------------------
Wendy Schnipper Clayton
Attorney-in-Fact*

*See Limited Power of Attorney filed with Trikon Technologies, Inc.
Schedule 13G dated March 3, 2000.